UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Announcement of LM Ericsson Telephone Company, June 16, 2026 regarding “Per Narvinger appointed new President and CEO of Ericsson as Börje Ekholm steps down”.

PRESS RELEASE June 16, 2026

Per Narvinger appointed new President and CEO of Ericsson as Börje Ekholm steps down

•	Per Narvinger, currently Executive Vice President and Head of Business Area Networks, to become President and Chief Executive Officer of Ericsson

•	Börje Ekholm to step down on September 30, 2026, and act as executive advisor to the new CEO until June 15, 2027

•	The Board of Directors has executed a well prepared and orderly CEO succession as part of the Company’s ongoing leadership and governance planning

Ericsson (NASDAQ: ERIC) today announces that Per Narvinger has been appointed President and CEO by the Board of Directors as Börje Ekholm has decided to step down as CEO of Ericsson.

Per Narvinger joined Ericsson in 1997 and has broad experience from different areas of the telecoms and ICT industry, including research and standardization, development, product management, and sales. Narvinger has worked in various senior leadership roles where he has engaged with key customers globally. He has also had long-term assignments in Australia and Spain. Most recently, Narvinger has headed Business Area Networks since March 15, 2025, and prior to that he headed Business Area Cloud Software and Services since 2022.

Jan Carlson, Chair of Ericsson’s Board of Directors, says: “The Board is pleased to announce that Per Narvinger has been appointed CEO of Ericsson as of October 1, 2026. He has deep technical knowledge of our industry as well as extensive commercial experience and has proved himself in several key leadership positions. The Board is very pleased to welcome Per into this role at a very important time for the company.”

Per Narvinger says: “It is a great honor to step into this role in a company where I have spent my entire professional career. It has been a pleasure working with Börje in our joint efforts to create a stronger Ericsson. This is a pivotal time in our industry. As AI continues to industrialize, this will increasingly require advanced connectivity solutions, an area where Ericsson is leading. With our extraordinary employees who are cementing technology leadership as a foundation for success, we will continue to provide great value to our customers. I look forward to taking up the role as President and CEO of this amazing company.”

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PRESS RELEASE June 16, 2026

After more than nine years as President and CEO of Ericsson, and 20 years as a member of the Board of Directors, Börje Ekholm will retire from the Company, stepping down from his role as President and CEO on September 30, 2026 and thereafter acting as executive advisor to the new CEO until June 15, 2027. He will also step down from the Board of Directors as of October 1, 2026.

The Board of Directors has executed a well prepared and orderly CEO succession as part of the Company’s ongoing leadership and governance planning.

Jan Carlson says: “Börje’s tenure as CEO of Ericsson is defined by extraordinary leadership and strategic advancements. During his almost 10 years as CEO, we’ve seen Ericsson solidifying its position as the leading provider of trusted communications networks. Today, Ericsson’s global market position is stronger than ever thanks to his strategic vision and global leadership. Börje has challenged traditional thinking and has positioned the company for long-term success. I would like to extend my and the entire Board’s gratitude to Börje for his efforts.”

Börje Ekholm comments his departure: “When I stepped in as CEO in 2017, the company faced considerable headwinds. Since then we have turned Ericsson around and emerged as a global communications and technology leader. Today, Ericsson is driving the transformation of mobile connectivity by changing how networks are used and commercialized, and we are leading the industry into the next stage of AI: the physical AI era. It is our ability to innovate, to adapt and to compete globally that continues to define us. With Per Narvinger as CEO, Ericsson will have the right leader to continue developing this great company. I want to thank the Board, my Executive Team and all of my great colleagues at Ericsson.”

NOTES TO EDITORS:

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media.relations@ericsson.com (+46 10 719 69 92)

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PRESS RELEASE June 16,2026

Investors

Daniel Morris, Vice President, Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46761284789

E-mail: ralf.bagner@ericsson.com

ABOUT ERICSSON:

Ericsson’s high-performing, programmable networks provide connectivity for billions of people every day. For 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

This is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 12:20 CEST on June 16, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: June 16, 2026